Exhibit (a)(1)(vii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated April 18, 2007 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
WEBMETHODS, INC.
by
WIZARD ACQUISITION, INC.
a wholly-owned subsidiary of
SOFTWARE AG, INC.
a wholly-owned subsidiary of
SOFTWARE AG

Wizard Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Software AG, Inc., a Delaware corporation (“Software AG USA”), which is a wholly-owned subsidiary of Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Parent”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of webMethods, Inc., a Delaware corporation (the “Company”), at $9.15 per Share, net to the seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated April 18, 2007, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MAY 15, 2007, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE OF THE OFFER.

The Offer is being made pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated April 4, 2007 among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned indirect subsidiary of Parent.  In the Merger, each outstanding Share (other than restricted Shares, the Shares held by a holder who has not voted in favor of adoption of the Merger Agreement or the Merger and who has demanded appraisal for such Company Shares in accordance with Delaware Law and any Shares held by the Company, the Purchaser, Parent and any of their respective subsidiaries) will be converted into the right to receive the price paid in the Offer, without interest. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

The Board of Directors of the Company has unanimously, among other things, (i) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to be fair to and in the best interests of the stockholders of the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the Company’s stockholders tender their Shares in the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger.

The Offer is conditioned upon, among other things, (1) there being validly tendered in accordance with the terms of the Offer, prior to the expiration of the Offer, and not withdrawn, Shares that, together with any Shares then owned by Parent and its subsidiaries (including the Purchaser), represent a majority of the total number of Shares then outstanding on a fully-diluted basis, (2) any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained and (3) the period of time for the review process by the Committee on Foreign Investment in the United States (“CFIUS”) having expired or been terminated, with a determination having been made by CFIUS or the President of the United States that there are no issues of national security sufficient to warrant investigation or block the proposed transaction. There is no financing condition to the Offer. The Offer is also subject to the other conditions described in the Offer to Purchase. The Purchaser shall extend the Offer (i) from time to time for successive periods of no more than 20 business days each if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived (other than the condition described in clause (1) above, which shall not be waived without the prior written consent of the Company), and (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law.

After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but less than 100% of the Shares have been tendered, the Purchaser may, subject to certain conditions, include a subsequent offering period to permit additional tenders of Shares. No withdrawal rights will apply to Shares tendered in a subsequent offering period, and no withdrawal rights will apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. The Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after June 17, 2007 unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or Dealer Manager at the telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer to confirm delivery of Shares, stockholders are directed to contact American Stock Transfer & Trust Company, the Depositary.

The Information Agent for the Tender Offer is:

Morrow & Co., Inc.

470 West Avenue
Stamford, Connecticut 06902
Call toll free: (800) 662-5200

Banks and Brokers Call: (203) 658-9400
Shareholders Call Toll Free: (800) 607-0088
Tender.info@morrowco.com

The Dealer Manager for the Offer is:

US Arma Partners LP

Four Palo Alto Square, Suite 100
3000 El Camino Real
Palo Alto, California 94306
Call collect: (650) 328-8207

April 18, 2007